UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

ENVIRONMENTAL CONTROL CORP.
(Exact name of registrant as specified in its corporate charter)

000-52901
(Commission File Number)

Nevada	20-3626387
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

2201 Dongfang Square, Dongsheng District, Beijing PRC

(Address of principal executive offices)

011 86 150 1157 5901

(Registrant’s telephone number, including area code)

___________________________________________

(Former name or former address, if changed since last report.)

Approximate Date of Mailing: July 2, 2021

ENVIRONMENTAL CONTROL CORP.
2201 Dongfang Square Dongsheng District, Beijing PRC
011 86 150 1157 5901

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

NOTICE OF PROPOSED CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

July 2, 2021

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.001 per share, of Environmental Control Corp., a Nevada corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF ENVIRONMENTAL CONTROL CORP. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Lili Xin, President, Environmental Control Corp., 2201 Dongfang Square, Dongsheng District, Beijing PRC, telephone 011 86 150 1157 5901.

By Order of the Board of Directors

/s/ E. Lili Xin
Lili Xin, President

Beijing PRC

July 2, 2021

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INTRODUCTION

This Information Statement is being mailed to stockholders of record as of the close of business on June 25, 2021 (the “Record Date”) of shares of common stock, par value $0.001 per share (the “Common Stock”), of Environmental Control Corp., a Nevada corporation (the “Company”), in connection with the proposed change of control and composition of the Board of Directors of the Company (the “Board”) as contemplated by a Stock Purchase Agreement, dated June 15, 2021, between Lili Xin, the president and principal stockholder of the Company (“Ms. Xin"), and Wang Fei (“Mr. Wang”), which provides that Ms. Shin will sell to Mr. Wang 80,000,000 shares of Common Stock registered her name (the “Shares”), representing 59% of the outstanding shares of common stock in the Company as of the Record Date, will resign as a member of the Board and from all executive offices she currently holds with the Company, and will appoint Mr. Wang to serve as a member of the Board (the “Stock Purchase Agreement”). The Stock Purchase Agreement was amended by letter agreement on June 25, 2021 (the “Amendment”) solely to provide that the closing of the purchase and sale of the Shares contemplated by the Stock Purchase Agreement will occur on the tenth day after the mailing of this Information Statement (the “Closing” and the date on which the Closing occurs, the “Closing Date”).

Assuming the Closing of the Stock Purchase Agreement, Mr. Wang will own 59.9% of our issued and outstanding common stock. Pursuant to the terms of the Stock Purchase Agreement, our Board, of which Ms. Xin is the sole current member, will appoint Mr. Wang as a director and officer of the Company: In addition, Ms. Xin will resign as a director and officer of the Company.

The foregoing descriptions of the Stock Purchase Agreement and the Amendment do not purport to be complete and are qualified in their entirety by the terms of the Stock Purchase Agreement and the Amendment, each of which is file as an exhibit to this Information Statement.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs otherwise than at a meeting of our stockholders. Accordingly, the Closing and the resulting change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement. This Information Statement is being mailed on or about July 2, 2021 to all holders of record on June 25, 2021.

Please read this Information Statement carefully. It describes the terms of the Stock Purchase Agreement and the Amendment and contains biographical and other information concerning our executive officers and directors after the completion of the Stock Purchase Agreement.

VOTING SECURITIES

The Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders (or by written consents or authorizations if no meeting is held). Holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. As of June 25, 2021, there were 135,569,068 shares of our common stock outstanding. The intended change of directors in connection with the Stock Purchase Agreement is not subject to a stockholder vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the Closing of the Stock Purchase Agreement

The following table sets forth the number of shares of Common Stock beneficially owned as of the Record Date by (i) each person who is known by us to beneficially own more than 5% of the outstanding shares of Common Stock; (ii) each of our directors and executive officers as of the Record Date; and (iii) all officers and directors as a group as of the Record Date. The person named in the table has sole voting power and investment power with respect to the Common Stock set forth opposite such person’s name.

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Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to securities. As of the Closing Date, Mx. Xin did not own any options, warrants or other securities that were convertible into or exchangeable for shares of Common Stock.

Percentage ownership calculations in the table are based on 135,569,068 shares of Common Stock outstanding as the Record Date. The address of each person set forth below is in care of the Company at 2201 Dongfang Square, Dongsheng District, Beijing, PRC.

Name Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Lili Xin, President, Secretary, Principal Financial Officer and Director	80,000,000	59%
All officers and directors as group (1 person)	80,000,000	59%

After Giving Effect to the Closing of the Stock Purchase Agreement

The following table sets forth the number of shares of Common Stock beneficially owned after the Closing by (i) each person who is known by us to beneficially own more than 5% of the outstanding shares of Common Stock; (ii) each of our directors and executive officers as of the Closing; and (iii) all officers and directors as a group. The person named in the table has sole voting power and investment power with respect to the Common Stock set forth opposite such person’s name.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to securities. As of the Closing Date, Mr. Wang did not own any options, warrants or other securities that were convertible into or exchangeable for shares of Common Stock.

Percentage ownership calculations in the table are based on 135,569,068 shares of Common Stock outstanding after the Closing Date. The address of each of the persons set forth below is in care of the Company at 1601 Walnut Street, # 201, Cary, NC 27511.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Directors and Officers
Wang Fei	80,000,000	59%
All officers and directors as group (1 person)	80,000,000	59%

CHANGE OF CONTROL

Other than as described in this Information Statement, management of the Company is not aware of any arrangements which may result in a change in control of the Company after the consummation of the Stock Purchase Agreement.

As described above, pursuant to the Stock Purchase Agreement and upon the Closing, our Board will appoint Wang Fei as a director and as the President and Secretary. At Closing, Ms. Xin will resign as a member of our Board and from all offices with the Company. Because of the change in composition of our Board and the transfer of securities completed by the Stock Purchase Agreement, there will be a change of control of the Company on the Closing of the Stock Purchase Agreement.

Our completion of the transactions contemplated under the Stock Purchase Agreement is conditioned upon the preparation, filing and distribution to our stockholders of this Information Statement. There can be no assurance that the proposed transactions contemplated by the Stock Purchase Agreement will close.

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DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transactions contemplated by the Stock Purchase Agreement. If any proposed director listed in the tables below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Mr. Wang prior to the date the new director take office.

Current Executive Officers and Directors

Name	Age	Position
Lili Xin	48	President, Secretary and Director

Lili Xin – President, Secretary and Director

From April 2017 to June 2020, Ms. Xin served as the Vice President of An Fast New Energy Vehicle Co., Ltd, and from June 2020 to the present, she has served as the President and Chief Executive Officer of An Fast, a developer of alternative energy vehicles located in the People’s Republic of China. At An Fast, Ms. Xin is responsible for managing a team of over 80 employees at three locations in China and oversees executive leadership, company training, and public relations.

Executive Officers and Directors Following the Closing Date

Upon consummation of the Stock Purchase Agreement, the following individual will constitute our Board and executive officers:

Name	Age	Position
Wang Fei	34	President, Secretary and Director

Wang Fei – President, Secretary and Director

Wang Fei founded Yongbaichao New Retail Co., Ltd. in 2020 and has served as the company’s director and chief executive officer since inception. Yongbaichao New Retail is an e-commerce enterprise that currently offers a range of wine and spirits and that intends to branch out into other retail goods. In 2017, Mr. Wang founded Shandong Yuyi Extraordinary Culture and Art Company and held various positions, including the Chairman and chief executive officer from 2017 to 2019. From 2015 to 2017, he served as the design president of Shandong Mingjia Group. From 2011 to 2014, Mr. Wang was the vice president of the Seventh Branch of China Aerospace Construction Group Co., Ltd. Mr. Wang Fei received his bachelor’s degree in architecture from Inner Mongolia University of Science and Technology in 2009.

Transactions with Related Persons

Since December 2019, the Company has utilized office space provided free of charge by its officers. The Company will continue to utilize this space until the consummation of the Stock Purchase Agreement, after which it will relocate its offices to a location chosen by the Board.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of our common stock to file reports regarding ownership of and transactions in our securities with the Securities and Exchange Commission and to provide us with copies of those filings. Based solely on our review of the copies received by or a written representation from certain reporting persons we believe that during fiscal year ended December 31, 2020, our sole director and officer, who is the only holder of 10% or more of our outstanding Common Stock, was not in compliance with the requirements of Section 16(a).

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Board Leadership Structure and Risk Management

Our Board recognizes that the leadership structure and combination or separation of the chief executive officer and chairman roles is driven by the needs of the Company at any point in time. As of the date of this Information Statement, the Company has had no active operations and believes that the separation of Chief Executive Officer and Chairman has not been necessary. The Company has no policy requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board the flexibility to establish the most appropriate structure for the Company at any given time. The Company currently has no independent directors.

Given that the Company has had no active operations and that the person who serves as our sole officer also serves as our sole director, there is no material need for risk management by the Board.

Director Independence; Committees of the Board

The Company has not established its own definition for determining whether its directors and nominees for directors are “independent” nor has it adopted any other standard of independence employed by any national securities exchange or inter-dealer quotation system. Our securities are not quoted on an exchange that has requirements that a majority of our directors be independent and we are not currently otherwise subject to any law, rule or regulation requiring that all or any portion of our Board include “independent” directors, nor are we required to establish or maintain an Audit Committee or other committee of our Board. None of the persons who will be members of the Board after the Closing will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Securities Act.

The Board has not established an audit committee, nominating committee or compensation committee, nor adopted charters for any such committee; rather, the entire Board serves the functions of those committees. In addition, the Company does not have an audit committee financial expert serving on its Board. Given the nature of the Company’s business, its limited stockholder base and current composition of management, the Board does not believe that the Company requires an audit committee, audit committee financial expert or a nominating committee at this time. The Board takes the position that management of the Company following the Closing Date will make a determination as to whether to establish an audit committee, nominating committee and compensation committee and to adopt charters for such committees that will be suitable for its operations.

Current management cannot predict whether management of the Company following the Closing Date will adopt a definition of “independence” or establish any committees of the board, such as an audit committee, a compensation committee or nominating committee.

We do not have a policy regarding the consideration of any director candidates which may be recommended by our stockholders, including the minimum qualifications for director candidates, nor has our Board established a process for identifying and evaluating director nominees, nor do we have a policy regarding director diversity. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our stockholders, including the procedures to be followed. Our Board has not considered or adopted any of these policies as we have never received a recommendation from any stockholder for any candidate to serve on our Board. Given our status as a “shell company”, we do not anticipate that any of our stockholders will make such a recommendation until after consummation of the Stock Purchase Agreement. While there have been no nominations of additional directors proposed, in the event such a proposal is made, all members of our Board will participate in the consideration of director nominees. In considering a director nominee, it is likely that our Board will consider the professional and/or educational background of any nominee with a view towards how this person might bring a different viewpoint or experience to our Board.

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Board Meetings; Annual Meeting Attendance

During fiscal year ended December 31, 2020, our Board did not meet. We did not hold an annual meeting of stockholders in 2020. In the absence of formal meetings, the Board conducted all of its business and approved all corporate actions during the fiscal year ended December 31, 2020 by the unanimous written consent of its members, as permitted by and in conformity with the corporate laws of the State of Nevada.

Stockholder Communications

The Board has not adopted a process for security holders to send communications to the Board. Given the nature of the Company’s business, its limited stockholder base and current composition of management, the Board does not believe that the Company requires a process for security holders to send communications to the Board at this time. The Board takes the position that management of the Company following the Closing Date will establish such a process that will be appropriate for the Company’s operations.

Code of Ethics

The Company has not adopted a code of ethics. Given the nature of the Company’s business, its limited stockholder base and current composition of management, the board of directors does not believe that the Company requires a code of ethics at this time. The board of directors takes the position that management of the Company following the Closing Date will adopt a code of ethics that will be suitable for its operations.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our common stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or has a material interest adverse to the Company.

Executive Compensation

The Company has not paid any cash compensation to any person since January 1, 2019 and will not pay any compensation until after consummation of the Stock Purchase Agreement, at which time compensation shall be in the discretion of then current management. Current management expects to devote only such time to the affairs of the Company as required to affect the Company’s business plan. The Company has not adopted any retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of its employees.

The Company does not have a compensation committee. Given the nature of the Company’s business, its limited stockholder base and the current composition of management, the Board does not believe that the Company requires a compensation committee at this time. The Board takes the position that management of the Company following the Stock Purchase Agreement will take such action to establish and seat a compensation committee that will be suitable for its operations, if at all.

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WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant. has duly caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

ENVIRONMENTAL CONTROL CORP.

Dated: July 2, 2021	By:	/s/ Lili Xin
	Name:	Lili Xin
	Title:	President

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